SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G



Under the Securities Exchange Act of 1934

(Amendment No. 1)*


Nashua Corp.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


631226107
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however. see the Notes).



Cusip No. 631226107                             13G

1.      Name Of Reporting Person
	S.S. or I.R.S. Identification No. Of Above Person

		Gouws Capital Management, Inc.
		      I.R.S. Tax I.D. No. 01-0396254

2.       Check The Appropriate Box If A Member Of A Group*
					   (a)  [ ]
					   (b)  [X]

3.      SEC USE ONLY

4.       Citizenship Or Place Of Organization:  Maine

5.      Sole Voting Power:      41,127

6.      Shared Voting Power:    none

7.      Sole Dispositive Power: 367,735

8.      Shared Dispositive Power:       none

9.      Aggregate Amount Beneficially Owned By Each Reporting
	Person: 367,735

10. Check Box If The Aggregate Amount In Row (9) Excludes
    Certain Shares*         [ ]

11.     Percent Of Class Represented By Amount In Row 9:        5.53

12.     Type Of Reporting Person:       IA


Item 1. (a)     Name of Issuer:

				Nashua Corporation

		(b)     Address of Issuer's Principal Executive Offices

			P.O. Box 2002, Nashua, NH 03061-2002

Item 2. (a) Name of Person Filing:

					Gouws Capital Management, Inc.

	(b)     Address of Principal Business Office
	    or, if none, Residence:

		511 Congress Street, Portland, ME 04101

(c)  Citizenship:       Maine

(d)     Title of Class of Securities:   Common Stock

(e)     CUSIP Number:   631226107


Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a:

(a)     [ ]     Broker or Dealer registered under Section 15
	of the Act

(b)     [ ]     Bank as defined in section 3(a) (6) of the Act

(c)     [ ]     Insurance Company as defined in section 3(a)(19) of
		the Act

(d)     [ ]     Investment Company registered under section 8 of the
		Investment Company Act

(e)     [X]     Investment Adviser registered under section 203 of the
		Investment Advisers Act of 1940

(f)     [ ]     Employee Benefit Plan, Pension Fund which is subject
		to the provisions of the Employee Retirement Income
		      Security Act of 1974 or Endowment Fund; see Section
		240.13d-l(b)(l)(ii)(F)

(g)     [ ] Parent Holding Company, in accordance with Section
	240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)     [ ]     Group, in accordance with Section 240.13d-
		l(b)(l)(ii)H)

Item 4. Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)     Amount Beneficially Owned:      367,735

(b)     Percent of Class:       5.53

(c)     Number of shares as to which such person has:
  (i)   sole power to vote or to direct the vote:       41,127
 (ii) shared power to vote or to direct the vote:       none
(iii) sole power to dispose or to direct the
	     disposition of:    396,065
 (iv) shared power to dispose or to direct the disposition of: none

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of
			Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Clients of reporting person have such a right. None of whom have such interest relative to greater than five percent of class.

Item 7. Identification and C1assification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8. Identification and C1assification of Members of the
	Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-l(c), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10.  Certification

The following certification shall be included if the statement is filed pursuant to Rule 13d-l(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

			    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

									/s/Joan M. Smith
									    Signature


Date:   February 5, 1997
							Joan M. Smith
							Controller
							Name/Title